Robert H. Young
Executive Vice President and
Chief Financial Officer
August 23, 2007

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549

Re: WesBanco, Inc.
Form 10-K for the Year Ended December 31, 2006
File Number 333-107763

Dear Mr. Vaughn,

Set forth below are the responses of WesBanco, Inc. (“WesBanco” or the “company” ) to the comments of the staff of the Securities and Exchange Commission (“SEC”) included in your letter dated August 9, 2007 relating to the above referenced Form 10-K.  We have set forth your original comments in bold followed by our response.

Form 10-K for the Year Ended December 31, 2006

Item 6 – Selected Financial Data, page 19

Non-GAAP Measures, page 20

1.
Please address the following to explain to us how you determined that your non-GAAP measures presented on various pages of your filing are not prohibited by Item 10(e)(l)(ii)(B) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as set forth on our website:

•
Your presentation of “Core Operating Earnings” eliminates Merger-related and restructuring expenses, net of tax.  We note that you incurred Merger-related and restructuring expenses during each of the periods presented.  Refer to the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Your disclosures have not provided adequate support for why the elimination of such expenses is useful in a non-GAAP earnings measure.  Therefore, please revise your presentation accordingly.

Response:  Although merger-related and restructuring expenses are excluded from each of the years presented in Non-GAAP “Core Operating Earnings,” the expenses relate to specific merger related transactions, or reorganizations of the structure of the organization, that are not part of the regular business operations of WesBanco.  Each transaction or reorganization is a single, independent event and does not result in ongoing charges beyond a period of approximately two years or less.  While management uses Non-GAAP “Core Operating Earnings” information to analyze the results of regular business operations excluding the effect of merger-related and restructuring expenses, and believes such information has been beneficial to investors, in light of

WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003-3562
(304) 234-9447
Fax: (304) 234-9450

your comments, in future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will remove the reference and discussion of “Core Operating Earnings.”

•
Similarly, tell us how you determined it was appropriate to exclude the gains on the sale of certain branches in 2006.  Specifically address the usefulness of the adjustment to exclude these gains in the context of your earlier disclosures that “The sale… is part of WesBanco’s continuing branch optimization program of analyzing smaller, slower growth branch locations for sale, renovation, merger with a nearby office or closure.  The disclosures in your 2005 10-K continue on to state “The branch sales were considered to be part of continuing operations, as management considered factors such as the branches being operated as part of a larger regional market encompassing the Parkersburg/Marietta metropolitan service area, the locations were relatively isolated from the main portion of the market and in very small rural communities, and WesBanco has the ability to continue marketing to those customers through mass media, internet and ATMs, if the company so chooses.”  We note that similar gains were recorded in the first quarter of 2007.  Please revise similar presentations in future filings to eliminate this adjustment or to support its usefulness.

Response:  In 2006, the company considered the size of the branch sale completed in the first quarter, the likelihood of additional sales of this size, and the usefulness of evaluating the results of regular business operations excluding the effects of such sales, and determined that the gains on such sales should be excluded from “Core Operating Earnings.”  The sale in question involved selling four offices to exit one particular county.  The continuing optimization program is focused on individual branches in various other markets and thus the sold branches were differentiated factually from the continued program.  While management uses Non-GAAP “Core Operating Earnings” information to analyze the results of ongoing business operations excluding the effect of gains on branch sales, and believes this information is helpful to users of the financial statements, in future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will remove the reference and discussion of “Core Operating Earnings.”

•
Tell us how you determined that it was appropriate to adjust your earnings measure for certain securities losses in 2006 considering the recurring nature of securities gains and losses as reported in each of the periods presented.  Please revise similar presentations in future filings to eliminate this adjustment or revise to support its usefulness.

Response:  Non-GAAP “Core Operating Earnings” excludes the effect of impairment losses recognized in the first quarter of 2006 relating to approximately $200 million of securities that the company decided to sell as part of a plan to reposition the balance sheet of the company.  Although the sale of these securities was completed in subsequent 2006 quarters, the loss was recognized in the first quarter when the decision was made to sell the securities.  The size of this sale and the magnitude of the related loss was not anticipated to be repeated, and has not been repeated, as part of the plan to reposition the balance sheet.  In most cases the company will hold securities until maturity or until changes in interest rates provide recovery of unrealized losses.  While management uses Non-GAAP “Core Operating Earnings” information to analyze the results of ongoing business operations excluding the effect of impairment charges on securities recognized in the first quarter of 2006, and believes this information is helpful to users of the financial statements, in future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will remove the reference and discussion of “Core Operating Earnings.”

•
Tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures related to your presentations of Core Operating Earnings per Common Share – Basic and Diluted.  Please revise similar presentations in future filings to eliminate this adjustment or revise to support its usefulness.  If you are able to support that these measures are not prohibited, revise to clearly address how you overcome the fact that the per share measure you present does not depict the amount that accrues directly to shareholders’ benefit.

Response:  The guidance in question 11 of the Frequently Asked Questions indicates that certain Non-GAAP per share measures may be meaningful from an operating standpoint, even though the measure does not indicate the amount that accrues to shareholders.  The measure “Core Operating Earnings per Common share – Basic and Diluted” is used by management, and may be used by investors, to evaluate the portion of GAAP net income per common share that relate to ongoing business operations excluding the effect of those items that the company believes are not part of ongoing core operating results.  In future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will remove the reference and discussion of “Core Operating earnings.”

•	Please revise your other non-GAAP measures, including Core return on average assets, Core return on average equity, and Core efficiency ratio, accordingly.

Response:  In future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will remove the reference and discussion of Core return on average assets, Core return on average equity, and Core efficiency ratio.

2.	If you are able to support that your non-GAAP measures are not prohibited, please revise to address the following:

•
Please clearly disclose how the non-GAAP “core operating earnings” measure as well as related non-GAAP measures are helpful to investors’ understanding of the your results of operations.  Refer to Item 10(e)(l)(i)(C) of Regulation S-K.

Response:  Although the company believes that Non-GAAP measures are useful to management and investors by providing an opportunity to analyze the portion of GAAP net income, and net income per common share, that relate to ongoing business operations excluding the effect of those items that the company believes are not part of ongoing core operating results, in future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will remove the reference and discussion of  “Core Operating Earnings.”

•
Please clearly disclose how you use the non-GAAP financial measures.  Please provide specific examples.  Refer to Item 10(e)(l)(i)(D) of Regulation S-K.  If you do not use certain measures, disclose that fact and identify which measures are not used.

Response:  Management uses the Non-GAAP measures to analyze for its executive management and Board of Directors the portion of GAAP net income, and net income per common share, that relate to regular business operations excluding the effect of those items that the company believes are not part of regular core operating results.  However, in future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will remove any reference or discussion of Non-GAAP measures as discussed in the response to SEC comment number one above.

Audited Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 64

Loans and Loans Held for Sale, page 66

3.
You state here that you “generally recognize(s) interest income on non-accrual loans on the cash basis if recovery of principal is reasonably assured.”  This disclosure seems to contradict the statement on pg. 46, which states that “…when a loan is placed on non-accrual status, interest income may not be recognized as cash payments are received.”  Please tell us your accounting policy for interest income revenue recognition on impaired loans and revise your future filings to correct this apparent contradiction.

Response:  The company’s accounting policy for interest income recognition on impaired loans, as stated in the policy note on page 66, is that the company generally recognizes interest income on non-accrual loans on the cash basis if recovery of principal is reasonably assured, except for certain consumer and residential real estate loans.  These loans are not placed on non-accrual and are charged down to net realizable value based on the number of days overdue and the amount of collateral securing the loan.  The statement on page 46, “…when a loan is placed on non-accrual, interest income may not be recognized as cash payments are received,” was included in Managements’ Discussion and Analysis of Financial Condition and Results of Operation to indicate that even if cash payments are being received, income may not necessarily be recognized on the non-accrual loan.  This would occur if recovery of the principal was not reasonably assured, as disclosed in the policy note.  In future filings beginning with the 10-Q for the quarter ending September 30, 2007, the company will clarify the language in MD&A relating to interest income recognition.

Derivatives, page 68

4.	Please address the following regarding your accounting policy for derivative financial instruments on page 68. Refer to Rule 4-08(n) of Regulation S-X.

•
Please tell us in detail for each of your hedges and revise your future filings to more clearly disclose the method(s) you use to prospectively and retrospectively assess effectiveness for both fair value and cash flow hedges.  Please provide us with your proposed disclosures.

Response:  At December 31, 2006 the company had two interest rate swaps, both of which were designated as cash flow hedges, with a total fair value of $97 thousand.  The company had no other hedges.  Additional information on these cash flow hedges is in Note 19 to the consolidated financial statements in the 2006 10-K.

For each of the cash flow hedges mentioned above the company retrospectively assessed the effectiveness of the hedges for all periods presented in the 2006 10-K using the dollar-offset method.  Some of the terms of the swap and the hedged item are exactly the same and other terms are slightly different.  The Company performs a prospective assessment of effectiveness by projecting future cash flows on the swap and a hypothetical derivative to estimate the correlation of the cumulative change in fair value of the swap and the hypothetical derivative.  The company relies on results of the cash flow projection, the qualitative assessment of  terms, and the results of the prior dollar-offset calculations as its basis to assess the effectiveness of these hedges on a prospective basis.  The company performs retrospective and prospective assessments of effectiveness and measures the ineffectiveness of these hedges, using the hypothetical derivative method, on a quarterly basis.   While the company has concluded that these hedges are highly effective, the company has calculated an immaterial amount of ineffectiveness related to differences in certain terms.  In future filings, beginning with the 10-K for the year ending December 31, 2007, the company will expand Note 19 to the consolidated financial statements to include the method used to assess effectiveness.  The following revised Note 19 reflects this addition, which is underlined.

NOTE 19. DERIVATIVES
WesBanco may from time to time enter into derivative financial instruments, primarily interest rate swap agreements, to manage its own risks arising from movements in interest rates and to facilitate asset/liability management strategies.

During 2001, WesBanco entered into interest rate swap agreements, designated as cash flow hedges that effectively converted $125.0 million of its variable rate prime based money market deposit accounts to a fixed-rate basis with an average term of seven years, thus reducing the impact of rising interest rates on future interest expense. During 2006, interest rate swap agreements with a total notional amount of $43.3 million were terminated resulting in a loss of $47 thousand. For the years ended December 31, 2006, 2005 and 2004, WesBanco recorded interest expense on swap agreements totaling $0.2 million, $1.0 million and $2.0 million, respectively. At December 31, 2006 the net fair value adjustments on interest rate swap agreements recorded as a liability on the Consolidated Balance Sheets reflected unrealized pretax net losses of $0.1 million. These unrealized net losses may be reclassified from accumulated other comprehensive income to earnings during 2007 as interest payments are made to the counterparties based on current market rates. Fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to the average fixed pay rate and projected variable receive rate over the remaining term of the derivative. If derivatives are held to their respective dates, no fair value gain or loss is realized. Management assesses the effectiveness of the hedging relationships on a retrospective basis using a dollar-offset calculation.  The company relies on a qualitative assessment of terms, a quantitative assessment of future cash flows and the results of the dollar-offset calculation as its basis to assess the effectiveness of these hedges on a prospective basis.  The company measures ineffectiveness of these hedges using the hypothetical derivative method.  For 2006 and prior years there was no hedge ineffectiveness recorded in the Consolidated Statements of Income for these transactions.

The following table details the interest rate swaps and their associated hedged liability outstanding at December 31, 2006 and 2005:

(dollars in thousands)					Swap Fixed	Swap Variable
			Swap Notional	Fair	Interest rate	Interest rate
Derivative type	Maturity	Hedged Liability	Amount	value	Range	Range
December 31, 2006
		Prime based money
Interest Rate Swap	2008	market deposit accounts	$ 27,551	$ (97)	3.96% to 4.73%	3.71% to 4.54%

December 31, 2005
		Prime based money
Interest Rate Swap	2008	market deposit accounts	$ 77,357	$ (690)	3.85% to 4.73%	3.26% to 3.99%

•	To the extent you are relying on paragraph 65 or paragraph 68 of SFAS 133, tell us specifically how you determined that the hedges meet each of the criteria in that guidance.

Response: The company is not relying on paragraph 65 or paragraph 68 of SFAS 133.

Form 10-Q for the Period Ended June 30, 2007

Interim Financial Statements

Note 8 Income Taxes, page 11

5.
You disclose here that you included the $1.6 million credit to the Provision for income taxes to correct prior period amounts that were improperly recorded.  You state that you recorded the current period adjustment to correct the deferred tax liability in accordance with SEC Staff Accounting Bulletin No. 108.  However, the guidance of Staff Accounting Bulletin No. 108 indicates the circumstances in which the current period correction of prior period should be recorded as an adjustment to beginning retained earnings rather than into current period net income.  Tell us how you determined it was appropriate to record the current period adjustment into earnings rather than retained earnings.

Response:  The current period adjustment to correct the deferred tax liability, recorded in the second quarter of 2007, was first discovered in the second quarter of 2007.

Staff Accounting Bulletin 108 (SAB 108 or Topic 1N) question number 3, indicates that registrants may elect, when first applying the guidance of SAB 108, to not restate prior periods.  Question 3 states that “…registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1N in their annual financial statements covering the first fiscal year ending after November 15, 2006.  The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year, and the offsetting adjustment should be made to the opening balance of retained earnings for that year.”  Initial application of SAB 108 occurred in the company’s first fiscal year ending after November 15, 2006, which was the year ended December 31, 2006.  There was no effect of initially applying SAB 108 in the year ended December 31, 2006 and, therefore, there was no special transition adjustment to beginning retained earnings in 2006.  The company evaluated this adjustment under SAB 99 and SAB 108 and concluded based on quantitative and qualitative factors that the error was immaterial to the prior periods balance sheets and income statements.  The company considered the guidance in Accounting Principles Board Opinion 28, paragraph 29 when evaluating the correction of this error, which indicates that materiality should be determined based on the estimated income for the full fiscal year and the trend of earnings.  As the adjustment was immaterial to estimated earnings for 2007, and the impact on each of the prior periods was not material, the adjustment was recorded to earnings in the second quarter of 2007.  We believe that correcting the error in the second quarter 2007 financial statements and disclosing the effects of such correction is consistent with the guidance provided in APB 28.

In accordance with the requirements noted in your letter, we acknowledge that:

•	WesBanco is responsible for the adequacy and accuracy of the disclosure in this filing,
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	WesBanco will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (304) 234-9202 if you have further questions or need additional information.

Sincerely,

/s/ Robert H. Young

Robert H. Young
Executive Vice President
Chief Financial Officer